Exhibit 99.1

March 30, 2015

Intellipharmaceutics Reports Positive Topline Data Results from a Series of Phase I Clinical Trials of its Abuse-Deterrent Rexista™ Oxycodone XR Tablets, and files an IND for Rexista™ Oxycodone XR.

Intellipharmaceutics Submits and was Granted a Pre-IND Meeting Request with the US FDA for its Regabatin™ XR (Pregabalin Extended Release Capsules) Drug Candidate.

TORONTO, Mar 30, 2015 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today provided an update on the progress of the product development programs for both its Rexista™ Oxycodone Abuse Deterrent oxycodone hydrochloride extended release tablets and for its Regabatin™ XR once-daily, non-generic extended release version of pregabalin.

Rexista™ Oxycodone XR

Rexista™ Oxycodone XR is a non-generic extended release formulation intended for the management of moderate to severe pain when an around-the-clock analgesic is required. The formulation is intended to present a significant barrier to tampering when subjected to various forms of anticipated physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting.

The Company recently submitted an Investigational New Drug Application (“IND”) to the United States Food and Drug Administration (“FDA”) for Rexista™ Oxycodone XR in anticipation of the commencement of Phase III clinical trials. Planning has begun for the Phase III trials that will examine the efficacy and safety of Rexista™ Oxycodone XR in individuals with chronic low back pain.

Intellipharmaceutics has recently conducted and analyzed the results of three definitive open label, blinded, randomized, crossover, Phase I pharmacokinetic clinical trials in which Rexista™ Oxycodone XR was compared to Oxycontin™ under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers.

Intellipharmaceutics has received topline data results from all three studies. The first study, a single dose steady-state fasting study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 94.95 percent (90 percent confidence interval of 81.29 to 110.89 percent) and on the measure of area under the curve steady state (AUCss) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 100.54 percent (90 percent confidence interval of 89.97 to 112.34 percent).

The second study, a single dose fasting study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone

XR to Oxycontin® was 92.69 percent (90 percent confidence interval of 80.26 to 107.04 percent), on the measure of area under the curve time (AUCt) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 100.53 percent (90 percent confidence interval of 95.13 to 106.53 percent) while on the measure of area under the curve infinity (AUCinf) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 114.87 percent (90 percent confidence interval of 108.21 to 121.93 percent).

The third study, a single dose fed study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 91.66 percent (90 percent confidence interval of 80.21 to 104.75 percent), on the measure of area under the curve time (AUCt) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 103.21 percent (90 percent confidence interval of 94.15 to 113.15 percent) while on the measure of area under the curve infinity (AUCinf) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 107.39 percent (90 percent confidence interval of 98.62 to 107.39 percent).

Regabatin™ XR

The Company also reported that the FDA has accepted a Pre-Investigational New Drug (Pre-IND) meeting request for its once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the new drug application ("NDA") 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on the Company’s controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromylagia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing.

Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A once-a-day controlled release version of pregabalin should reduce the number of doses patients currently take, potentially improving patient compliance, and thereby potentially improving clinical outcomes. This Pre-IND request with the FDA is focused on the Company’s proposed Phase III clinical program.

There can be no assurance that additional clinical trials will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting any NDA with the FDA, that the FDA will approve these product candidates for sale in the U.S. market, or that they will ever be successfully commercialized.

"We are excited with the positive topline data results of the Phase I studies utilizing formulations and dosages of our Rexista™ Oxycodone XR product candidate, and we look forward to the FDA’s guidance on our IND filing on Rexista™ Oxycodone XR, and on our Pre-IND submission for Regabatin™" stated Dr. Isa Odidi, CEO and co-founder of Intellipharmaceutics. "We believe that our abuse deterrent technology has the potential to positively differentiate Rexista™ from other abuse deterrent technologies of which we are aware, and that it represents an important step towards helping patients manage their pain safely. For both Rexista™ and Regabatin™, we plan to move forward, subject to FDA guidance, into Phase III trials. We also plan to explore potential strategic business development relationships for these novel product candidates."

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) product candidates in its development pipeline. These include Rexista™ Oxycodone XR, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Company Contact:

Intellipharmaceutics International Inc.

Domenic Della Penna

Chief Financial Officer

416-798-3001 ext. 106

investors@intellipharmaceutics.com

Investor Contact:

ProActive Capital

Kirin Smith

646-863-6519

ksmith@proactivecapital.com